

April 15, 2022

Jill Putman
Chief Financial Officer
Jamf Holding Corp.
100 Washington Ave S, Suite 1100
Minneapolis, MN 55401

> **Re: Jamf Holding Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-39399**

Dear Ms. Putman:

We have reviewed your April 4, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 25, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 79

1. We note your response to prior comment 2 and it remains unclear how your non-GAAP tax rate is consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs. As previously noted, the tax adjustment should include tax expense commensurate with your non-GAAP measure of profitability. You appear to have reported cumulative non-GAAP net income before taxes in recent years, which suggests that from a non-GAAP perspective, loss carryforwards may not be available nor would a valuation allowance be warranted and therefore should not be considered in determining your non-GAAP income tax adjustment. Please further explain how your non-GAAP tax rate is consistent with Question 102.11 or revise.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology